SeedInvest Retweeted

Ryan Feit @ryanfeit · Jun 24

@DietBet has received $9.5 million of interest from 3,187 people in ~48 hrs bit.ly/1IyRgEa. #equitycrowdfudingworks @Seedinvest_co

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11:59 AM - 24 Jun 2015 · Details

Reply to @ryanfeit @DietBet

DietBet @DietBet · Jun 25

@ryanfeit Thanks for the tweet - it's exciting to see what will happen!